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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Theravance, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
88338T 10 4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88338T 10 4	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SV Associates VI, L.P. (94-3259090) (“SV Associates VI”), the sole General Partner of Sierra Ventures VI, L.P. (“Sierra Ventures VI”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		2,688,754 shares of Common Stock, of which 2,688,754 shares are directly owned by Sierra Ventures VI. SV Associates VI, the sole General Partner of Sierra Ventures VI, may be deemed to have sole power to vote all of these shares. SV Associates VI hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,688,754 shares of Common Stock, of which 2,688,754 shares are directly owned by Sierra Ventures VI. SV Associates VI, the sole General Partner of Sierra Ventures VI, may be deemed to have sole power to vote all of these shares. SV Associates VI hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,688,754 shares of Common Stock, of which 2,688,754 shares are directly owned by Sierra Ventures VI. SV Associates VI, the sole General Partner of Sierra Ventures VI, may be deemed to have sole power to vote all of these shares. SV Associates VI hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.31%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This percentage is calculated based upon 50,636,432 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 6, 2006.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	88338T 10 4	Page	3	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Sierra Ventures VI, L.P. (94-3259091) (“Sierra Ventures VI”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		2,688,754 shares of Common Stock.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,688,754 shares of Common Stock.

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,688,754 shares of Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.31%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This percentage is calculated based upon 50,636,432 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 6, 2006.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	88338T 10 4	Page	4	of	6

Item 1(a).	Name of Issuer:

Theravance, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 Gateway Blvd.
South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

SV Associates VI, L.P. (“SV Associates VI”)
Sierra Ventures VI, L.P. (“Sierra Ventures VI”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, CA 94025

Item 2(c).	Citizenship:

SV Associates VI — California
Sierra Ventures VI — California

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

88338T 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filign this statement on Schedule 13G is provided as of December 31, 2006:

	SV Associates VI		Sierra Ventures VI
Beneficial Ownership	2,688,754	(1)	2,688,754
Percentage of Class	5.31	%(2)	5.31	%(2)
Sole Voting Power	2,688,754	(1)	2,688,754
Shared Voting Power	0		0
Sole Dispositive Power	2,688,754	(1)	2,688,754
Shared Dispositive Power	0		0

(1)	This Schedule 13G is being filed on behalf of SV Associates VI, L.P., a California limited partnership (“SV Associates VI”), and Sierra Ventures VI, L.P. (“Sierra Ventures VI,” and together with SV Associates VI hereinafter collectively referred to as “Sierra Ventures”). Sierra Ventures is making this single, joint filing because it may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by Sierra Ventures that such a “group” exists.

SV Associates VI is the sole General Partner of Sierra Ventures VI, and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Sierra Ventures VI. With respect to the 2,688,754 shares reported for SV Associates VI, 2,688,754 shares are directly owned by Sierra Ventures VI. SV Associates VI hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein. Management of the business affairs of SV Associates VI, including decisions respecting disposition and/or voting of the shares of

CUSIP No.	88338T 10 4	Page	5	of	6

Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners of SV Associates VI. Each individual general partner of SV Associates VI disclaims beneficial ownership of the shares of Common Stock reported herein and rights to acquire such shares, except to the extent of any pecuniary interest therein and any shares held directly in his name.

SV Associates VI holds an additional 257,883 as nominee. SV Associates VI has no voting or dispositive power with respect to such shares.

(2)	This percentage is calculated based upon 50,636,432 shares of the Issuer’s common stock outstanding (as of November 1, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 6, 2006.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the SV Associates VI and Sierra Ventures VI partnership agreements, the general partners and the limited partners of such entities may have the right to receive dividends or distributions from, or the proceeds from the sale of, the Common Stock of the Issuer owned by each such entity. No such partner’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2007

SV ASSOCIATES VI, L.P.

/s/ David C. Schwab

David C. Schwab

SIERRA VENTURES VI, L.P.
By: SV Associates VI, L.P.
Its: General Partner

/s/ David C. Schwab

David C. Schwab

CUSIP No.	88338T 10 4	Page	6	of	6
Exhibit 99.1
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Theravance, Inc.
EXECUTED this 12th day of February, 2007.

SV ASSOCIATES VI, L.P.

/s/ David C. Schwab

David C. Schwab

SIERRA VENTURES VI, L.P.
By: SV Associates VI, L.P.
Its: General Partner

/s/ David C. Schwab

David C. Schwab